Blue Star Service Solutions, Inc.

dba BlueStar SeniorTech

Financial Statements
and
Independent Accountant's Compilation Report

December 31, 2019

Pototsky & Associates, P. A.
16425 Collins Avenue, Sunny Isles Beach, Florida

Table of Contents

Accountant's Compilation Report

To: Blue Star Service Solutions, Inc.

We have compiled the accompanying balance sheet of Blue Star Service Solutions, Inc., as of December 31, 2019, and the related statements of income, retained earnings, and cash flows for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Pototsky & Associates P.A.

12/4/2020

Blue Star Service Solutions, Inc.
Balance Sheet
December 31, 2019

ASSETS			
Current Assets			
Bank Accounts	35,801		
Accounts Receivable	17,536		
Security Deposit	3,954		
Total Current		57,290	
Fixed Assets			
Plant, Property, Equipment	789,953		
Intangible Assets	889,534		
Accumulated Depreciation	(645,536)		
Accumulated Amortization	(176,644)		
Net Fixed Assets		857,306	
Other Assets		228,495	
TOTAL ASSETS			**1,143,092**
LIABILITIES AND EQUITY			
Current Liabilities			
Accounts Payable	185,194		
Consumer Financing	204,430		
Accrued Payroll	76,762		
Deferred Revenue	52,360		
Short Term Loans	562,927		
Interest Payable on DPE LOC	376,062		
Deferred Interest on DPE LOC	411,214		
Vendor Financing from LSS	572,926		
Total Current		2,441,875	
Long-Term Liabilities			
Driehaus (DPE) Line of Credit	3,060,000		
Pioneer Services Purchase	71,902		
Yodel Purchase	497,365		
Convertible Debt	1,107,501		
Total Long-Term		4,736,769	
TOTAL LIABILITIES			**7,178,643**
Equity Invested into Company	5,114,658		
Retained Earnings	(10,329,285)		
Net Income in 2019	(820,924)		
TOTAL EQUITY			**(6,035,551)**
TOTAL LIABILITIES AND EQUITY			**1,143,092**

Blue Star Service Solutions, Inc.
Income Statement
For the Year Ended December 31, 2019

REVENUE				
Subscriptions		1,956,360		
Returns		(75,585)		
Total Revenue				**1,880,775**
COST OF GOODS SOLD				
Monitoring Services		450,586		
Lockboxes & Giveaways		850		
Shipping Supplies		42,037		
Outbound Shipping/Freight		1,435		
Credit Card Processing Fees		60,192		
Equipment - Other Products		1,003		
Total COGS			556,103	
GROSS PROFIT				**1,324,672**
EXPENSES				
Payroll				
Officer	19,305			
Management	349,181			
Fulfillment	50,002			
Sales	169,745			
Customer Service	155,749			
Payroll Tax/Other	118,424			
Contracted Sales Pmts	500			
Total Payroll		862,907		
Advertising and Marketing		201,144		
Professional Fees		99,416		
Travel		28,498		
General and Administrative		248,232		
Total Expenses			1,440,197	
NET OPERATING INCOME (EBITDA)				**(115,525)**
Other Income/Expenses				
Interest Expense		439,638		
Depreciation Expense		201,220		
Amortization Expense		64,541		
Total Other			705,399	
NET INCOME				**(820,924)**

Blue Star Service Solutions, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2019

CASH AT BEGINNING OF PERIOD			**59,093**
OPERATING ACTIVITIES			
Net Income	(820,924)		
Adjustments Provided by Operations	(67,606)		
Net Cash Provided by Operating Activities		(888,530)	
INVESTING ACTIVITIES			
Accumulated Amortization: Pioneer Security	64,541		
Accumulated Depreciation: Furniture and Equipment	1,764		
Accumulated Depreciation: Computers	8,219		
Accumulated Depreciation: Equipment in the Field	(90,434)		
Intangible Assets: Yodel	(564,170)		
Plant, Property and Equipment	(117,270)		
Investment Banking Fees	(26,995)		
Net Cash Provided by Investing Activities		(724,345)	
FINANCING ACTIVITIES			
Long Term Debt: Convertible Debt	1,107,501		
Long Term Debt: Pioneer Purchase	(15,283)		
Long Term Debt: Yodel Purchase	497,365		
Net Cash Provided by Financing Activities		1,589,583	
Net Increase in Cash During this Period		(23,292)	
CASH AT END OF PERIOD			**35,801**

Blue Star Service Solutions, Inc.
Statement of Shareholders' Equity
For the Year Ended December 31, 2019

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance on January 1	$292	$500	$5,113,866	($10,329,285)	($5,214,627)
Issuance of shares for cash	$0	$0	$0	$0	$0
Purchase of Treasury Stock	$0	$0	$0	$0	$0
Net Income (Loss)	$0	$0	$0	($820,924)	($820,924)
Cash Dividends Paid	$0	$0	$0	$0	$0
Stock Dividends Paid	$0	$0	$0	$0	$0
Ending Balance on December 31	$292	$500	$5,113,866	($11,150,209)	($6,035,551)

Blue Star Service Solutions, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Organization

Blue Star Service Solutions, Inc., (the Company) provides technology-based products and services to senior veterans and their families in the United States. The Company was founded in 2013 and began sales in early 2015. It is a Delaware "C" Corporation based in Rockville, Maryland.

2. Summary of Significant Accounting Policies

a. Basis of Accounting: The Company's financial statements are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses when obligations are incurred.
b. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
c. Income Taxes: The Company follows the accrual method of accounting for book purposes and the cash basis of accounting for tax purposes. Generally accepted accounting principles requires recognition of deferred income tax liabilities and assets for cumulative temporary differences between the book and tax basis of assets and liabilities as of the balance sheet date.
d. Accounts Receivable: Accounts receivable are due in less than one year and are stated at their net realizable value. Reserves are established for receivables that are delinquent and considered uncollectible based on periodic reviews by management. At December 31, 2019, all receivables are considered fully collectible. Therefore, no allowance for doubtful accounts has been recognized.
e. Property and Equipment: Property and equipment are recorded in the financial statements at cost, net of accumulated depreciation and amortization. The Company's policy is to capitalize major additions and improvements over $500. Repairs and maintenance which do not significantly add to the value of assets are expensed as incurred. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets as follows:
    i. Equipment in the field: 3 years
    ii. Furniture and equipment: 5-7 years
    iii. Leasehold improvements: 3 years

f. Intangible Assets: Purchased intangible assets are carried at cost, net of accumulated amortization. Amortization expense is computer using straight-line method of the assets' estimated useful lives.
g. Deferred Rent: Deferred rent is recorded and amortized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed, or are less than, the cash payments required.
h. Deferred Revenue: The Company recognizes revenue as earned. Amounts received in advance of the period in which services are rendered are recorded as deferred revenue in the accompanying balance sheet.
i. Revenue Recognition:
    i. The Company's revenue is derived from the sale of technology-based healthcare products and services. The Company's policy is to recognize revenue when products and/or services are delivered to the customer. Revenue is recorded net of sales returns and does not include sales taxes.
    ii. Cost of sales for these products and services include the cost of hardware, delivery charges, shipping charges, monthly monitoring and cellular charges, and other direct costs of delivery. Cost of sales for parts and accessories includes wholesale cost of items. Other costs are charged to indirect expenses as incurred.
j. Sales Taxes: Certain Company sales are subject to sales tax imposed by various jurisdictions. The Company collects applicable sales tax from customers and remits to the appropriate jurisdictions, if and as required. The Company excludes sales tax collected and remitted from revenue and cost of sales.

3. Concentrations of Credit Risk

The Company maintains bank deposits that, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) limits. On December 31, 2019, the Company had bank deposits of $35,801, within the FDIC limits.

4. Property and Equipment, Net

The following is a summary of property and equipment held on December 31:

	2019
Equipment in the field and on the shelf	$597,157
Equipment on the shelf	$55,923
Computer Hardware and Software	$73,165
Leasehold Improvement and other PP&E	$ 63,708
Property and Equipment	$789,953
Accumulated depreciation	$(645,536)
Total property and equipment, net	$144,417

5. Intangibles, Net

In November of 2017, the Company purchased approximately 1,000 active Personal Emergency Response Services (PERS) customer accounts from Pioneer Security Service, Inc., of San Diego, CA at a price of $498,234. These accounts represent additional subscription revenue of about $25,000 per month before customer attrition typical of the industry. The accounts were purchased with a combination of cash, a promissory note (Note 6), and stock warrants. Also included in the purchase was use of the name Pioneer Emergency Response Services for one year. The Company has elected to account for the purchase as an intangible asset that is amortized over a period of five years.

In July of 2019, the Company purchased approximately 2,000 active Personal Emergency Response Services (PERS) customer accounts from Yodel Technologies of Tampa, Florida, at a price of $940,139. These accounts represent additional subscription revenue of about $62,500 per month before customer attrition typical of the industry. The accounts were purchased with two promissory notes: a convertible note for $375,969 that converts in 12 months at $3/share, and a $564,170 note at 12%, amortized over 3 years. The Company has elected to account for the purchase as an intangible asset that is amortized over a period of five years.

Total intangible assets at December 31, 2019 is $889,534. Accumulated amortization expense for the period ending December 31, 2019, was $176,644. Net intangibles less amortization at December 31, 2019 is $712,890.

6. Notes payable

Notes payable and related current maturities consist of the following at December 31:

Date	Holder	Original Amount	Interest, Term	Remaining Balance
6/10/2019	Yodel/Angel Alerts	$ 564,170	12%, 36 mo	$ 484,005
5/1/2019	Shareholder convertible debt	$ 1,107,501	12%, 12 mo	$ 1,107,501
5/31/2018	Legacy Security	$ 572,925	8%, 18 mo	$ 572,925
5/9/2018	Grant Wells	$ 207,000	18%, 4 mo	$ 274,880
3/28/2018	Chris Nordeen	$ 100,000	12%, 4 mo	$ 104,000
11/14/2017	Pioneer Security	$ 150,000	9%, 12 mo	$ 71,902
1/1/2017	Robert Wray (officer)	$ 100,000	0% interest, no term	$ 202,875
10/18/2016	Driehaus Private Equity LOC	$ 2,250,000	15%, 36 mo	$ 3,060,000

In May of 2019 the Company issued a convertible debt offering to existing shareholders. The convertible debt balance shown above is the compilation of approximately 19 different promissory notes, held by shareholders under the same terms.

7. Line of Credit

The Company entered into a $2,250,000 secured line of credit with Driehaus Private Equity of Chicago in October 2016. The line is secured by the business assets and pledges of stock from the Company. The line of credit carried with it an interest rate of 18% per annum, compounded quarterly on all sums advanced. The line was amended in January 2018 and extended for an additional two years. The credit line increased to $4,000,000 with an interest rate of 15% per annum, compounded quarterly. Interest of 9% is due quarterly, and 6% is deferred.

The outstanding balance on the line of credit was $3,060,000 at December 31, 2019. The Company was not in compliance with all loan covenants at December 31, 2019. The lender has not taken any action against the Company.

8. Stock Transactions

There were no sales of equity in the company during 2019. However, the company took on approximately $1.1 million in convertible debt, to convert at the next equity round. That debt is reflected on the Balance Sheet, and in the Notes Payable of Note 6.

9. Advertising Expense

The Company expenses the cost of advertising and marketing as incurred. Advertising and marketing expenses totaled $201,144 for the year ended December 31, 2019.

10. Commitments / Operating Leases

The Company entered into its current lease agreement for approximately 8,500 square feet of office space in September of 2017. The lease commenced in October of 2017 and expires in March of 2021. Monthly rent payments started at $6,320 with annual base rent increases of 3%. The current monthly lease payment is approximately $6705.

Total rent expense for the year ended December 31, 2019 was $70,414.

Aggregate future minimum lease payments are as follows:

Year ending Dec 31, 2020	$80,460
Year ending Dec 31, 2021	$20,115
TOTAL	$100,575

11. Contingency

The Company had a deficit in retained earnings for the year ended December 31, 2019. Management plans to mitigate this deficit through continued equity financing. Based on

the Company's past success in attracting equity financing ($2.6 million in 2016, $2.0 million in 2017, and $400,000 in 2018), management plants to raise another $3 million (or more) in equity financing in 2020. These plans project that current operations will result in losses for the first five years of operations, with a break-even point reached for the year ended December 31, 2020. In the meantime, the Company has sufficient resources to meet working capital and other needs. Management expects to be able to continue to meet financial obligations as they become due. Accordingly, these financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 31, 2020. As of that date, there were no subsequent events that require recognition of, or disclosure in, these financial statements.